

February 11, 2009

<u>By U.S. Mail and facsimile</u>

Mr. Jerry Swinford
Chief Executive Officer
Coil Tubing Technology Holdings, Inc.
19511 Wied Rd. Suite E
Spring, Texas 77388

> **Re:** **Coil Tubing Technology Holdings, Inc.**
> **Registration Statement on Form S-1, Amendment No. 5**
> **Filed February 2, 2009**
> **File No. 333-144677**

Dear Mr. Swinford:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form S-1</u>

<u>General</u>

1. We understand that you will be updating your filing to include audited financial statements through December 31, 2008 to comply with Rule 8-08(b) of Regulation S-X if your registration statement is not effective by February 17, 2009.

2. In a few places in your filing, you refer the reader to a risk factor titled "We May Have Potential Liability In Connection With Our Former Largest Shareholder's, Grifco International, Inc.'s, Recent Distribution Of Shares Of Coil Tubing's Common Stock To Its Shareholders." See pages 27 and 34, for example. You no longer have this as a risk factor. Please revise this reference to point readers to

your Legal Proceedings discussion on page 29, or another appropriate risk factor. Please ensure your filing otherwise contains proper cross-references.

Coil Tubing Technology, Inc., our Parent, Transactions:, page 6

3. It appears that there are words missing or extraneous to this statement found in the third paragraph on page 6:   "The resulting entity from the Merger took the name Coil Tubing Technology, Inc.   As a result of the Merger, Coil Tubing Technology, Inc., our parent company ("Coil Tubing"), became the sole surviving corporate entity of the IPMC Holdings Corp. and Coil Tubing Technologies, Inc. Merger, and we became a wholly owned subsidiary of Coil Tubing."   Please revise.

Risk Factors

There is a Risk That the Court Will Determine That We Owe Certain Obligations to Our Shareholders, page 22

4. You state that you may be delayed from completing your Distribution and/or may be prevented from completing your Distribution because there is uncertainty as to the identity of Coil Tubing's shareholders. Please disclose the current status of the dispute with Grifco and Coil Tubing. If you decide to go forward with the Distribution before the uncertainty as to the identity of Coil Tubing's shareholders has been resolved, disclose how you may be affected in the future by any such uncertainty and discuss any arrangements you have or are contemplating in anticipation of this uncertainty. Finally, quantify the amount of shares of Coil Tubing that may be in dispute and the amount of shares of your stock that may have to be subsequently issued, as compared to the current number of shares of common stock of Coil Tubing and of the Company outstanding, respectively.

Security Ownership of Certain Beneficial Owners and Management, page 33

5. The "(1)" next to the column heading "Number of Shares of Common Stock Beneficially Owned Prior to the Distribution (1)" does not appear to correspond to footnote (1) to the table on page 33. Please revise. Please also revise with respect to the similar "(1)" in the column heading found in the table on page 35.

Coil Tubing Material Stock Transactions, page 39

6. We note your response to our prior comment 4 and that you claim an exemption
    from registration afforded by Section 3(a)(9) of the Securities Act for the
    conversion of the convertible notes into the shares of common stock issued to
    Progressive Media Inc. and Messrs Littman and Thorpe. We reissue the comment
    in part.   For the issuance of the convertible notes, please provide the information
    required in Item 701 of Regulation S-K. In particular, for each issuance of the
    convertible notes, indicate the section of the Securities Act or the rule of the
    Commission under which exemption from registration was claimed and state
    briefly the facts relied upon to make the exemption available. Further, provide
    information regarding the convertible notes, including the terms of the
    conversion, whether the notes were convertible upon the request of the issuer or
    the recipient, and the period of time after the initial issuance at the convertible
    notes were eligible for conversion into the common stock.

Financial Statements, page 63

7. You make reference to Item 310 of Regulation S-B. As Regulation S-B no longer
    exists, please revise to refer to Article 8 of Regulation S-X, for example.

Financial Statements for the Nine Months Ended September 30, 2008

Note 7 – Capital Contributions, page F-9

8. We note that you refer to your parent Coil Tubing Technology Inc. (Nevada)
    using the CTT acronym under this heading, while also explaining that you
    received $500,000 from this entity during the interim period. However, on page 6
    you use the acronym CTT to refer to Coil Tubing Technology Inc. (Texas), your
    subsidiary. The disclosures you have in the first three paragraphs on page 6 are
    also without clear distinction.

    Please revise the disclosures throughout the document, including Note 13 –
    Subsequent Events, to use consistent labeling for these entities, so that all
    references are easily understood. Also, since you indicate that your parent had
    zero assets as of December 31, 2007, tell us the funding origins of the $500,000 to
    the parent, preceding its contribution to you, and explain how both aspects of this
    funding transaction have been presented in your financial statements.

Financial Statements for Years Ended December 31, 2007 and 2006

Note 1 – Organization and Operations, page F-15

9. We see that you have revised your financial statements to include the activity of your legal parent, because the transaction that you contemplate will be depicted as a reverse spin-off as described in EITF 02-11. Please modify your disclosures under this heading to identify all of the entities consolidated with your financial statements, which we understand would include your parent Coil Tubing Technology Inc. (Nevada) and subsidiaries.

Note 9 – Stockholders' Equity, page F-22

10. Please expand your disclosure under this heading to address your handling of the funding provided by Griffco International Inc. to your subsidiary, Coil Tubing Technology Inc. (Texas) between 2005 and 2007, which you discuss in the fourth paragraph on page 6, including $425,000 in contributions and the $75,000 in loans repaid in 2007. Please indicate the amounts received during each period, and tell us why the loan repayments are not apparent in your Statements of Cash Flows on page F-14.

11. Please disclose the origins of each of the various contributions reported on page F-13, with details sufficient to understand how these reconcile the related disclosures elsewhere in your filing, differentiating between the cash and non-cash elements.

Note 11 – Discontinued Operation, page F-22

12. Modify your disclosures under this heading and elsewhere in the filing as necessary to correct the verb tense used in referring to the reverse spin-off you have planned.

13. We note that you present some financial information of your parent, an entity to be the spinnee in your reverse spin-off, a transaction that has not yet occurred. You indicate that your parent recognized a full impairment of its investment in you during 2007, and you explain that it has zero assets and liabilities as of December 31, 2006 and 2007. However, you report stockholders' equity of $391,423 and $593,382 as of these dates; we see no corresponding impairment in your financial statements; and in Note 13 you state that you received a $500,000 contribution from your parent in January 2008.

Further, we understand from your disclosure on pages 5 and 6 that you were identified as the accounting acquirer in two reverse mergers, first between IPMC Holdings Corp. and Griffco International Inc. in November 2005; then between Coil Tubing Technology Inc. (Nevada) and IPMC Holdings Corp. in December 2005. The accounting conventions for reverse mergers require that the assets and liabilities of the accounting target, i.e. the legal acquirer, be assigned fair value and that the accounts of the accounting acquirer, i.e. the legal target, be carried forward at their historical cost. Several aspects of your parent information do not appear to be consistent with these accounting conventions.

Specifically, given your assertions of there being nominal activity at the legal parent, other than the issuance of shares during 2007 in exchange for $500,000 in cash, and the issuance of shares in exchange for services valued at $40,600 and $193,600 in 2007 and 2006, according to your disclosures in Note 9 on page F-22, it appears that a significant portion of the additional paid-in capital and accumulate deficit amounts may pertain to activity of that entity prior to your December 2005 acquisition. Further, we would expect that the transfer of cash by this entity to Coil Tubing Technology Holdings Inc. during 2007 would be depicted as a distribution, based on your disclosures indicating there is no intention or requirement for the legal subsidiary to repay these funds. Therefore, the impairment of investment does not appear to be consistent with these conventions.

We believe that your presentation of the legal parent financial information should be consistent with your reverse merger accounting, which casts that entity as your subsidiary, from an accounting standpoint. We expect that you will need to address the issues outlined above, and add some clarifying language about the basis of presentation. However, if you believe the parent information should be presented as if there had been no reverse mergers during 2005, we invite you to explain your rationale. Please contact us by telephone if you require further clarification or guidance.

Note 12 – Commitments, page F-23

14. We note your disclosure in the last paragraph on page 14, stating that Mr. Swinford "…will retain the rights and ownership of any discoveries, inventions, improvements, designs and innovations relating to the business of the Company…that he may discover invent or originate during the term of his Employment Agreement."

Please expand your disclosure under this heading to identify any assets that are in any way associated with the business that would presently fall under this arrangement; and describe the extent to which your operations are currently dependent upon these.

Closing Comments

     Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     Please contact Douglas Brown at (202) 551-3265, or me at (202) 551-3611 with any other questions.

                        Sincerely,

                        Anne Nguyen Parker
                        Branch Chief

cc: David M. Loev (713) 524-4122
       John S. Gillies (713) 456-7908